UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)*

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

Kenneth C. Anderson c/o Aston Asset Management LLC 120 N. LaSalle Street - 25th Floor Chicago, Illinois 60602 Tel No. 312-268-1400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109
1		NAMES OF REPORTING PERSONS. KCA Aston, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,285,740(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,285,740(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,740
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON (See instructions) CO

(1) KCA Aston, Inc. (“KCA”) beneficially owns, and is the record holder of, 285.72 shares of Series B Convertible Preferred Stock, $0.0001 par value per share (“Series B Preferred Stock”), of Highbury Financial Inc. (the “Issuer”). Each share of Series B Preferred Stock is initially convertible, at the option of the holder under certain circumstances described in this Schedule 13D, into 4,500 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) at an initial conversion price of $5.00, which conversion number and price is subject to customary anti-dilution adjustments for stock splits, stock dividends or similar events affecting the Series B Preferred Stock. Holders of the Series B Preferred Stock have the right to elect a number of directors equal to 25% of the total number of the Issuer’s directors, subject to reduction as described in this Schedule 13D. The holders of Series B Preferred Stock, voting on an as-converted basis with the Common Stock and not as a separate class, are also entitled, in the aggregate, to 25% of the votes (which percentage is reduced by conversion of such shares into Common Stock or the issuance of additional shares of Common Stock) on a merger, sale of all or substantially all of the assts, dissolution or charter amendment.

Based on the foregoing, the 285.72 shares of Series B Preferred Stock beneficially owned by KCA represent, on an as-converted basis, (i) approximately 7.9% of the total voting power of the voting stock of the Issuer on all matters other than a merger, sale of all or substantially all of the assets, dissolution or charter amendment; (ii) approximately 6.9% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment (assuming the remaining 714.28 shares of Series B Preferred Stock remain outstanding); and (iii) 1,285,740 shares of Common Stock, or approximately 7.9% of the outstanding shares of Common Stock (based on the 15,039,244 shares of Common Stock outstanding as of October 7, 2009 as reported in the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission (the “SEC”) on October 8, 2009) calculated in accordance with Rule 13d-3(d). In addition, prior to conversion of the Series B Preferred Stock into Common Stock, the 285.72 shares of Series B Preferred Stock represents approximately 5.3% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment.

CUSIP No. 42982Y109
1		NAMES OF REPORTING PERSONS. Kenneth C. Anderson.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,285,740(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,285,740(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,740(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON (See instructions) IN

(1) Kenneth C. Anderson is the sole shareholder of KCA, which beneficially owns, and is the record holder of, 285.72 shares of Series B Preferred Stock of the Issuer. Each share of Series B Preferred Stock is initially convertible, at the option of the holder under certain circumstances described in this Schedule 13D, into 4,500 shares of Common Stock at an initial conversion price of $5.00, which conversion number and price is subject to customary anti-dilution adjustments for stock splits, stock dividends or similar events affecting the Series B Preferred Stock. Holders of the Series B Preferred Stock have the right to elect a number of directors equal to 25% of the total number of the Issuer’s directors, subject to reduction as described in this Schedule 13D. The holders of Series B Preferred Stock, voting on an as-converted basis with the Common Stock and not as a separate class, are also entitled, in the aggregate, to 25% of the votes (which percentage is reduced by conversion of such shares into Common Stock or the issuance of additional shares of Common Stock) on a merger, sale of all or substantially all of the assts, dissolution or charter amendment.

Based on the foregoing, the 285.72 shares of Series B Preferred Stock beneficially owned by Mr. Anderson represent, on an as-converted basis, (i) approximately 7.9% of the total voting power of the voting stock of the Issuer on all matters other than a merger, sale of all or substantially all of the assets, dissolution or charter amendment; (ii) approximately 6.9% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment (assuming the remaining 714.28 shares of Series B Preferred Stock remain outstanding); and (iii) 1,285,740 shares of Common Stock, or approximately 7.9% of the outstanding shares of Common Stock (based on the 15,039,244 shares of Common Stock outstanding as of October 7, 2009 as reported in the Current Report on Form 8-K of the Issuer filed with the SEC on October 8, 2009) calculated in accordance with Rule 13d-3(d). In addition, prior to conversion of the Series B Preferred Stock into Common Stock, the 285.72 shares of Series B Preferred Stock represents approximately 5.3% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment.

SCHEDULE 13D

This Amendment No. 2 supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on August 20, 2009 by Kenneth C. Anderson and KCA Aston, Inc., an Illinois corporation (“KCA” and, together with Mr. Anderson, the “Reporting Persons”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on September 21, 2009, relating to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Highbury Financial Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 is being filed to amend the percentage of Common Stock beneficially owned by the Reporting Persons due to an increase in the number of outstanding shares of Common Stock of the Issuer as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2009. From and after the date hereof, all references in the Schedule 13D to the “Schedule 13D” or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Items 5(a) and 5(b) of the Schedule 13D are amended and restated to read as follows:

ITEM 5. Interest in Securities of the Issuer.

The percentages of outstanding shares of Common Stock of the Issuer reported in this Item 5 are based on the assumption that there are 15,039,244 shares of Common Stock outstanding as of October 7, 2009, which is the number of outstanding shares of Common Stock reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2009.

(a)	Amount Beneficially Owned by each Reporting Person and Percent of Class:
(b)	Voting and Dispositive Power.

The Reporting Persons beneficially own 285.72 shares of Series B Preferred Stock, which represents approximately 28.6% of the outstanding shares of Series B Preferred Stock. The Reporting Persons may be deemed to beneficially own in the aggregate (within the meaning of Rule 13d-3(a) of the Exchange Act) 1,285,740 shares of Common Stock issuable upon conversion of 285.72 shares of Series B Preferred Stock owned by the Reporting Persons. The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 7.9% of the shares of such class deemed outstanding as of October 7, 2009.

KCA and Kenneth C. Anderson, by virtue of being the sole shareholder of KCA, may be deemed to have shared voting and dispositive power with respect to 1,285,740 shares of Common Stock.

KCA owns beneficially and of record 285.72 shares of Series B Preferred Stock, which represents, on an as-converted basis, (i) approximately 7.9% of the total voting power of the voting stock of the Issuer on all matters other than a merger, sale of all or substantially all of the assets, dissolution or charter amendment; (ii) approximately 6.9% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment (assuming the remaining 714.28 shares of Series B Preferred Stock remain outstanding); and (iii) 1,285,740 shares of Common Stock, or approximately 7.9% of the outstanding shares of Common Stock calculated in accordance with Rule 13d-3(d). In addition, prior to conversion of the Series B Preferred Stock into Common Stock, the 285.72 shares of Series B Preferred Stock represents approximately 5.3% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment. The shares of Series B Preferred Stock owned by KCA also represent approximately 28.6% of the voting power of the Series B Preferred Stock. The holders of Series B Preferred Stock have the right to elect 25% of the directors of the Issuer. See Item 6 for a discussion of the voting rights of the Series B Preferred Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2009

KCA ASTON, INC.

By: /s/ Kenneth C. Anderson

Name: Kenneth C. Anderson
Title:	President

/s/ Kenneth C. Anderson

Kenneth C. Anderson

Schedule 1

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the parties hereto represents to and agrees with the other parties as follows:

1.

Such party is eligible to use and file the statement on Schedule 13D pertaining to the Common Stock, $0.0001 par value per share, of Highbury Financial Inc., a Delaware corporation, to which this Joint Reporting Agreement is attached as an exhibit for the purpose of filing of the information contained herein.

2.

Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.	Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated October 30, 2009

KCA ASTON, INC.

By: /s/ Kenneth C. Anderson

Name: Kenneth C. Anderson
Title:	President

/s/ Kenneth C. Anderson

Kenneth C. Anderson